

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2022

Ting Ting Chang
Chief Executive Officer
Zhong Yuan Bio-Technology Holdings Ltd
28 Queen's Road East
Tesbury Centre, Suite 901
Wanchai, Hong Kong

Re: Zhong Yuan Bio-Technology Holdings Ltd
Post-Effective Amendment No. 5 to Form F-1
Filed March 3, 2022
File No. 333-235983

Dear Mr. Chang:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Registration Statement on Form F-1

Cover Page

1. We note your amended disclosure in response to comment 1 from our previous letter. Please further revise your cover page to disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Summary, page 4

2. We note your amended disclosure on page 7 in response to comment 4 from our previous letter. Please further revise your disclosure to include the consequences to you and your offering if you: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are

required to obtain such permissions or approvals in the future.

3.   We note your amended disclosure on page 7 in response to comment 6 from our previous letter. Please disclose, within the Prospectus Summary, whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. We also note that the amended disclosure is included as two separate summary risk factors on page 7. In addition to the summary risk factors, please provide this disclosure under its own subheading within the Prospectus Summary section.

Risk Factors, page 10

4.   We note your amended disclosure on page 15 in response to comment 7 from our previous letter. Please further revise your risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Further, please revise your disclosure to state that the PCAOB's December 16th announcement that the PCAOB is not able to fully inspect or investigate accounting firms headquartered in Hong Kong also includes accounting firms headquartered in mainland China.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Austin Wood at 202-551-5586 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Celia Velletri